Exhibit 99.2

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

Supplemental Disclosures Required by Form 20-F – Item 18

Years ended December 31, 2007, 2006 and 2005

AUDITORS’ REPORT

To the Board of Directors of Kinross Gold Corporation

On March 27, 2008, we reported on

•                  the consolidated balance sheets of Kinross Gold Corporation (“the Company”) as at December 31, 2007 and December 31, 2006 and the consolidated statements of operations, cash flows, common shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2007 which are included in the annual report on Form 40-F.

•                  the related supplemental note entitled “Reconciliation to Generally Accepted Accounting Principles in the United States” included in the annual report on Form 40-F

In connection with our audits of the aforementioned consolidated financial statements and related supplemental note, we also have audited the additional supplemental note entitled “Reconciliation to Generally Accepted Accounting Principles in the United States, Supplemental Disclosures Required by Form 20-F – Item 18”  This additional supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this additional supplemental note based on our audits.

In our opinion, such additional supplemental note, when considered in relation to the basic consolidated financial statements and the supplemental note taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 5, 2008

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

Supplemental Disclosures Required by Form 20-F – Item 18

Years ended December 31, 2007, 2006 and 2005

1.              Business Combination

Please refer to the Note 4 to the consolidated financial statements for details of Bema Gold Corporation (“Bema”).

i.                 Acquisition of Bema Gold Corporation

On February 27, 2007, the Company completed the acquisition of 100% of the outstanding shares of Bema Gold Corporation (“Bema”).  The primary reason for the acquisition was to acquire Bema’s interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in the Russian Federation, the Kupol gold and silver project (75% less one share) in the Russian Federation and the Cerro Casale property (49%) in Chile.  This acquisition was completed in order to increase the Company’s metal reserves and production.

Basis of Presentation

These unaudited pro forma results of operations, prepared in accordance with US GAAP, have been prepared as if the Bema acquisition had occurred at the beginning of each period presented.  The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information, including Bema transaction costs.

Pro Forma Assumptions and Adjustments

Certain adjustments have been reflected in this unaudited pro forma consolidated statement of operations to illustrate the effects of purchase accounting where the impact could be reasonably estimated.

a)              To reflect Pamodzi Gold Limited (“Pamodzi”) as an equity accounted investee following a reorganization on December 11, 2006 which resulted in Bema having a 36% interest.

b)             To record adjustments to depreciation, depletion, and amortization expense resulting from recasting depreciation based on proven and probable reserves, whereas Bema included a portion of mineralization expected to be classified as reserves as well as proven and probable in the calculation.

c)              To expense exploration costs that have been deferred.

d)             A decrease of other expenses by $16.7 million and $ 6.2 million for the year ended December 31, 2007 and 2006, respectively to derecognize non-recurring transaction costs recorded by Bema related to the Kinross offer.

e)              To tax effect all the above listed adjustments.

There is no goodwill expected to be deductible for tax purposes.

Pro forma Financial Statements

Statement of Operations

(expressed in millions of United States dollars, except per share and share amounts)

(unaudited)

	For the Year ended December 31,
	2007	2006
	Pro forma consolidated	Pro forma consolidated
Revenue	$1,109.8	$1,040.5
Earnings before taxes and other items	$340.5	$94.1
Net earnings	$258.2	$74.6
Earnings per share
Basic	$0.46	$0.13
Diluted	$0.46	$0.13

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

Supplemental Disclosures Required by Form 20-F – Item 18

Years ended December 31, 2007, 2006 and 2005

2.              Long Term Debt

The priority in which the debt will be paid off is as follows:

Long term debt and credit facility	Nominal Amount
Corporate term loan facility	$200.0
Capital Leases	14.1
Kupol project financing	330.0
Kupol IFC loan	19.8
Paracatu – short-term loan	2.7
566.6
Less: Current Portion	(76.0)
Long – Term Debt	$490.6

3.              Preferred Shares

The Kinam Preferred Shares issued and outstanding may be redeemed by the Company at any time at a price of fifty dollars per share or $10.1 million in aggregate.

4.              Stock based compensation

The total intrinsic value of the options exercised during 2007 is $43.4 million (2006 - $5.1 million, 2005 - $0.4 million).

As at December 31, 2007 and 2006, the aggregate intrinsic value of the options outstanding is $36.1 million and $4.8 million, respectively while the aggregate intrinsic value of the options that are currently exercisable is $27.0 million and $2.0 million, respectively.

The total cash settlement for the share-based liabilities paid related to the Restricted Share Units (“RSU”) and the Deferred Share Units (“DSU”) during 2007 is $nil (2006 - $nil, 2005 - $nil).  The total stock settlement related to the RSU and the DSU during the year 2007 is 646,000 share units (2006 – 378,000 share units, 2005 – 4,000 share units).

As at December 31, 2007 and 2006, the fair value of the share options which have vested is $12.1 million and $3.1 million respectively.

As at December 31, 2007, there was $7.9 million of total unrecognized compensation costs relating to non-vested stock options.  We expect to recognize this expense over a weighted average period of 1.7 years.

The tax benefit realized from stock options exercised during the year is $nil.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted

Accounting Principles in the United States

Supplemental Disclosures Required by Form 20-F – Item 18

Years ended December 31, 2007, 2006 and 2005

5.              Income tax uncertainty

Income tax liabilities as of December 31, 2007 included a total of $20.6 million for unrecognized income tax benefits, excluding accrued interest and penalties.  A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(millions)
Balance at January 1, 2007	$8.6
Addition of tax positions on the acquisition of Bema Gold	1.7
Additions based on tax positions related to the current year	10.6
Additions related to tax positions of prior years	0.4
Settlements of tax positions	(0.7)
Balance at December 31, 2007	$20.6

As of December 31, 2007, $20.6 million of income tax for unrecognized tax benefits, if recognized in future periods, would impact the Company’s effective tax rate. The Company does not believe that there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company recognizes interest expense and penalty expense related to unrecognized tax benefits in interest expense.  A total of $0.5 million was recorded in interest expense during 2007.  At December 31, 2007, the Company had approximately $1.4 million of accrued interest and penalties recorded on its Consolidated Balance Sheet.

The following is a summary by major jurisdiction of the tax years that have been subject to examination by the tax authorities for the companies that are material to the Company’s financial statements:

Jurisdiction	Years Examined Up To*:
Canada	2003
United States	1994
Brazil	2005
Chile	2005
Russia	2005

* With the exception of Rio Paracatu Mineracao SA in Brazil and Compania Minera Mantos do Oro in Chile that have been subject to review, but have never been formally audited, by the tax authorities.  Further, Fairbanks Gold Mining Inc. in the US has never been audited by the federal tax authorities.